Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund October 2012 Update
November 16, 2012

Supplement dated November 16, 2012 to Prospectus dated April 30, 2012
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-5.6%	-6.0%	$35.8M	$1,217.79
B	-5.7%	-6.5%	$347.6M	$1,027.29
Legacy 1	-5.5%	-4.2%	$5.2M	$873.75
Legacy 2	-5.5%	-4.5%	$12.4M	$862.64
Global 1	-5.4%	-3.6%	$12.1M	$842.68
Global 2	-5.4%	-3.8%	$26.4M	$833.03
Global 3	-5.5%	-5.2%	$217.5M	$779.89

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Changes
Effective November 1, 2012, Lynx Asset Management AB, will trade on behalf of all classes of units of the Fund and will replace Global Advisors Jersey Ltd. and Welton Investment Corporation who will no longer trade for the Fund.

Sector Commentary
Currencies:  The euro ended the month positive after the European Central Bank kept interest rates unchanged and the Spanish government agreed to new austerity measures.  The U.S. dollar rose as demand for safe-haven currencies increased in reaction to pessimistic economic news coming out of the Eurozone.

Energy:  Natural gas markets rallied on increased seasonal demand, but prices fell from intra-month highs because of a decrease in demand which was caused by warmer-than-expected temperatures across the U.S.  Crude oil fell for the month as the negative data about European growth led an increasingly pessimistic global economic outlook.

Equities:  Global equities markets retreated in October largely due to concerns over Spain’s bailout prospects and the ensuing austerity protests.  Further, U.S. companies reported lower-than-expected earnings, which negatively affected the overall U.S. equity markets.

Fixed Income:  Fixed income prices moved higher as some investors moved away from struggling equities markets.  The demand for fixed income  assets increased throughout the month as Moody’s downgraded five regions in Spain and earnings came in below expectations in the U.S.

Grains/Foods:  Corn and soybean prices finished down for the month.  Prices fluctuated throughout the month following reports of a weakening global demand for U.S. crops, better growing conditions in South America, and weak export data from the U.S.  Cocoa markets also moved lower as data showed increased production from Africa.

Metals:  Gold markets fell due to a strong U.S. dollar and a less-than-expected decline in growth in China, coupled with upbeat manufacturing data out of China.  Copper markets also declined due to weak U.S. home resale data from September and concerns regarding U.S. growth.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit) For the month ended October 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-26,264,920	$30,000,381
Change In Unrealized Income (Loss)	-9,222,488	-15,219,441
Brokerage Commission	-231,646	-2,549,417
Exchange, Clearing Fee and NFA Charges	-81,788	-812,221
Other Trading Costs	-580,652	-6,070,790
Change in Accrued Commission	54,159	-4,183
Net Trading Income (Loss)	-36,327,335	5,344,329

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$75,975	$1,038,238
Interest, Other	59,710	522,602
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-36,191,650	6,905,169

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	8,917,234
Operating Expenses	139,988	1,572,769
Organization and Offering Expenses	161,894	1,817,693
Brokerage Expenses	3,170,088	35,844,285
Dividend Expenses	0	0
Total Expenses	3,471,970	48,151,981

Net Income (Loss)	$-39,663,620	$-41,246,812

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$704,134,246	$798,842,191
Additions	3,417,934	36,679,098
Net Income (Loss)	-39,663,620	-41,246,812
Redemptions	-10,908,502	-137,294,419
Balance at October 31, 2012	$656,980,058	$656,980,058

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,217.790	29,429.06127	$35,838,417	-5.64%	-6.02%
B	$1,027.285	338,354.20474	$347,586,154	-5.69%	-6.53%
Legacy 1	$873.745	5,956.66089	$5,204,604	-5.45%	-4.22%
Legacy 2	$862.644	14,372.73486	$12,398,546	-5.47%	-4.48%
Global 1	$842.683	14,339.25873	$12,083,450	-5.36%	-3.62%
Global 2	$833.030	31,640.21316	$26,357,253	-5.38%	-3.83%
Global 3	$779.885	278,902.14569	$217,511,635	-5.52%	-5.19%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership